UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 March 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                                                                                               43,030
AC Employee Benefit Trustees Limited Acct CRG                                2,441

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 2,324 (ii) 804
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000434%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,471; 0.006321%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Myles Lee
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Myles Lee
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Myles Lee                                                                                     373,032
Louise Lee                                                                                        8,596
AC Employee Benefit Trustees Limited Acct CRG                  3,200

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 11,623 (ii) 804
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001727%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 384,828; 0.053501%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                                                                                     34,706
AC Employee Benefit Trustees Limited Acct CRG                          3,200

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 7,887 (ii) 804
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001208%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 37,906; 0.005269%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark S. Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark S. Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Mark S. Towe                                   64,628
The Bank of New York Mellon        3,397

7	State the nature of the transaction Vesting of an Award made under the CRH plc Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired 12,620
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.85
11	Date and place of transaction 29th February 2012, Dublin	12	Date issuer informed of transaction 29th February 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001754%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 68,025; 0.009457%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Neil Colgan                                                                                                               5,053
Joan Duffy                                                                                                                 2,071
AC Employee Benefit Trustees Limited Acct CRG                                          3,102

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 249 (ii) 803
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000146%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,226; 0.001421%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Erik Bax
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Erik Bax
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Erik Bax                                      12,646
BBHISL Nominees Limited     12,271

7	State the nature of the transaction Vesting of an Award made under the CRH plc Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired 5,230
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.85
11	Date and place of transaction 29th February 2012, Dublin	12	Date issuer informed of transaction 29th February 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000727%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 24,917; 0.003464%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Jack Golden                                                                                                            47,088
AC Employee Benefit Trustees Limited Acct CRG                                           3,200

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 3,321 (ii) 804
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000573%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 50,288; 0.006991%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Henry Morris                                                                                                     8,333
Davycrest Nominees Limited Acct 0049779                                             32,402
Pershing International Nominees Limited Acct BCCLT                          4,455
AC Employee Benefit Trustees Limited Acct CRG                                    3,200
Davycrest Nominees Limited Acct 0127109                                             26,301
Davycrest Nominees Limited Acct 0102350                                               5,000

7	State the nature of the transaction (i) Vesting of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 8,302 (ii) 804
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.79 (ii) €15.79
11	Date and place of transaction (i) 29th February 2012, Dublin (ii) 29th February 2012, Dublin	12	Date issuer informed of transaction (i) 29th February 2012 (ii) 1st March 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001265%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 79,691; 0.011079%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Doug Black                                                     111,140
The Bank of New York Mellon                        1,800
The Bank of New York Mellon (relative)          639

7	State the nature of the transaction Vesting of an Award made under the CRH plc Performance Share Plan	8	Number of shares, derivatives or other financial instruments linked to them acquired 6,808
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.85
11	Date and place of transaction 29th February 2012, Dublin	12	Date issuer informed of transaction 29th February 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 1st March 2012

IMPORTANT NOTICE- The following information is required under the Irish Stock Exchange's (ISE) Listing Rule 6.10. An issuer is not required to submit the following information to the Central Bank of Ireland (Central Bank).

15	Description of class of share Ordinary shares of €0.32 each	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000946%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	18	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 113,579; 0.015790%

In the case of a grant of options by the issuer, please complete the following boxes:

19	Date of grant Not applicable	20	Period during which or date on which it can be exercised Not applicable
21	Total amount paid (if any) for grant of the option Not applicable	22	Description of shares involved (class and number) Not applicable
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	24	Total number of shares over which options are held following notification Not applicable

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan

Date of notification 1st March 2012

I hereby acknowledge and confirm that I am aware that the information as has been provided by me in response to the questions at 15-24 above is  not information which has been required by or which I have been requested to provide to the Central Bank and is information which is relevant to the ISE's Listing Rule 6.10 only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 01 March 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director